June 4, 2010
Via Edgar
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Pactiv Corporation
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Period Ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed April 1, 2010
File No. 1-15157
Dear Mr. Decker:
We are writing in response to your letter dated May 20, 2010, regarding the above filings. For your convenience, we have repeated your comments in bold.
Form 10-K for the Year Ended December 31, 2009
Item 9A. Controls and Procedures, page 64
1.	We note that you state that your disclosure controls and procedures are designed to accomplish only a portion of the functions included in the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, please state whether the principal executive officer and principal financial officer concluded that the company’s disclosure controls and procedures were effective with respect to the entire definition as set forth in Rules 13a-15(e) and 15d-15(e).

Response: In future filings, we will state whether the principal executive officer and the principal financial officer concluded that that Company’s disclosure controls and procedures were effective with respect to the entire definition as set forth in Rules 13a-15(e) and 15d-15(e). Please see the paragraph below for an example of our future filing revisions.

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the appropriate time periods. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding disclosure. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of Month XX, 20XX. We completed our evaluation of such controls and procedures in connection with the preparation of this annual report on Form 10-K on Month XX, 20XX.

Securities and Exchange Commission
June 4, 2010

Exhibit 23
2.	Please file an amendment to your Form 10-K to include a currently dated consent from Ernst & Young LLP. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Response: A typographical error was made on the consent, which showed the date as February 25, 2009 instead of February 26, 2010. We have filed a Form 10-K/A on June 4, 2010 to include a “February 26, 2010” dated consent from Ernst & Young LLP.
Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010
Risk Oversight, page 10
3.	We note your disclosure in paragraph (e). We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: In considering whether the Company’s compensation policies and practices for its employees were reasonably likely to have a material adverse effect on the Company, the Compensation/Nominating/Governance Committee of the Board of Directors (the “C/N/G Committee”) performed its analysis by following a five-step process:
1.	Risk Identification. The C/N/G Committee identified the most material risks to the Company by reviewing and discussing with management (i) the risk factors identified by the Company in its Form 10-K, (ii) the risks identified and evaluated as part of the Company’s annual enterprise risk management (ERM) analysis, which ERM analysis is prepared and reviewed annually with the Audit Committee and the Board of Directors, and (iii) other possible risks material to the Company that may have arisen since the dates the Form 10-K and the ERM analysis were prepared.

2.	Compensation Policies and Practices. The C/N/G Committee next reviewed with management all employee compensation policies and practices, focusing particularly on the Company’s performance-based compensation policies and practices and how such programs might provide executives and other employees with incentives to take risks that might have a material adverse effect on the Company. Based on this review, the C/N/G Committee determined to focus on three programs: (i) the Annual Incentive Awards (AIA) program, (ii) the Performance Shares Award (PSA) program, and (iii) Sales Commission programs. The Company does not grant stock options.

3.	Impact of Policies/Practices on Behavior. The C/N/G Committee reviewed factors that might provide insight into whether the structure or operation of these programs could create an environment and opportunity for unreasonable risk-taking. The C/N/G Committee concluded:

Securities and Exchange Commission
June 4, 2010

(i)	The performance metrics under the AIA program and the PSA program were unlikely to induce or encourage unnecessary or excessive risk-taking. First, and most importantly, the metrics were based on easily verifiable and auditable measurements of Company-wide performance. For the AIA program, the goals and results are reviewed for each business group, and the awards to members of that business group are reflective of the Company’s, the business groups’, and the individual’s performance. For the PSA program, all awards are based strictly on Company-wide goals and performance relative to those goals, and all participants have received the same percentage of target. Second, the targets and the measurements used under each program are approved by the C/N/G Committee (with the C/N/G Committee having discretion to adjust for unanticipated events).

(ii)	The Company had reasonable and effective checks and internal controls, including an appropriate contract approval process, enforced credit limits, an active internal audit program, sales commission programs based on collections rather than sales, and other processes in place to detect, and protect against, unreasonable risk-taking.

(iii)	All performance-based compensation opportunities are capped and are consistent with the competitive market, based on the market data prepared by the C/N/G Committee’s consultant.
4.	Mitigating Factors. The C/N/G Committee also considered mitigating factors the Company had put in effect, including (i) a clawback policy; (ii) stock ownership requirements; and (iii) vesting schedules for awards under the PSA program.

5.	Other Factors. The C/N/G Committee also reviewed the factors identified in S-K 402(s) as possibly relevant in determining whether a company’s employee compensation policies and practices are reasonably likely to have a material adverse effect on the company, and concluded that none of such factors were applicable to the Company.

The C/N/G Committee reviewed compensation policies and practices identified by various commentators, such as RiskMetrics Group and The Conference Board, as potentially encouraging excessive risk-taking. Of those, the C/N/G Committee noted only one factor so identified that could merit further review: the use of earnings per share (EPS) as one of the two performance metrics for both the AIA program (with free cash flow) and the PSA program (with return on capital employed). In the Company’s case, the C/N/G Committee did not agree with such commentators that this factor could potentially encourage excessive risk-taking. To the contrary, the C/N/G Committee felt that using EPS in both programs was a positive factor because EPS is perhaps the most important factor in measuring Company-wide performance and shareholder return, which means that a greater portion of employee compensation was most closely aligned with shareholder interests.
The C/N/G Committee undertook this review over the course of two meetings, and received advice from its compensation consultant during this process. Following this analysis, the C/N/G Committee determined that no disclosure was required under Item 402(s) of Regulation S-K.

Securities and Exchange Commission
June 4, 2010

Compensation Discussion and Analysis
Annual Incentive Awards, page 15
4.	In future filings, please disclose the targets the Committee considers for return on capital employed, working capital measures, and health and safety measures in determining whether adjustments to the preliminary fund are necessary.

Response:

The C/N/G Committee does not establish targets for return on capital employed, working capital measure, or health and safety measures in determining whether adjustments to the preliminary fund are necessary. Rather, the determination is based on the C/N/G Committee’s subjective review of the Company’s results as a whole and it may consider other factors such as year-over-year changes and comparison against industry averages. In addition, none of these factors are material to an investor’s understanding of the AIA program and the determination of the awards under this program. The factors that are material to understanding the AIA program are the EPS and free cash flow targets, both of which are disclosed.

5.	We note your disclosure in the first paragraph on page 16 and in the third paragraph on page 17. In future filings, please disclose the performance metrics that must be met in order to create the pool under the Incentive Compensation Plan.

Response:

The performance metrics that must be met in order to create the pools under the Incentive Compensation Plan are disclosed in the paragraphs you cite: For the AIA program, the performance metric was consolidated operating earnings and the created pool was equal to 2.5% of the Company’s consolidated operating earnings. For the PSA program, for the 2007-09 performance period, the performance metrics were consolidated earnings and free cash flow, and the created pool was the greater of 2.5% of the Company’s consolidated operating earnings or 5% of the Company’s free cash flow during the period. Also, it should be noted that these performance metrics are not material factors in determining the amounts to be paid to the Named Executive Officers since the respective pools created funds in excess of what was determined to be paid based on the financial performance factors for the AIA program (i.e. EPS and free cash flow) and the PSA program (i.e. EPS and ROCE).
Pactiv Corporation acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 4, 2010

Please feel free to contact the undersigned at 847-482-2776 if you have any questions regarding our responses, or if you would like further information.
Sincerely,
Pactiv Corporation

By:	/s/ Edward T. Walters
Edward T. Walters
Senior Vice President and Chief Financial Officer

cc:   Chambre Malone
        Ernest Greene